USA REAL ESTATE HOLDING COMPANY

1020 North Coach House Circle, Wichita, Kansas, 67235, 316-721-4415

VIA EDGAR

 November 17, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:              USA REAL ESTATE HOLDING COMPANY
Registration Statement on Form S-1
Filed on September 1, 2009
File No. 333-161646

 Ladies and Gentlemen:

 Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), USA REAL ESTATE HOLDING COMPANY, a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 filed on September 1, 2009 (File No. 333-161646), together with all exhibits thereto (collectively, the “S-1 Registration Statement”). The Company would like to withdraw the S-1 Registration Statement in response to the Commission’s Comment  set forth in the Commission’s comment letter dated September 28, 2009.

We have re-filed our registration statement through SEC Form S-11.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the S-1 Registration Statement be credited for future use.

Should you have any questions regarding this matter, please contact President Stephen Maddox.

USA REAL ESTATE HOLDING COMPANY

By:	/s/Stephen R. Maddox
Stephen R. Maddox
President and Chairman of the Board of Directors